File Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-255475

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 15, 2022)

9,450,000 Series A-1 Preferred Units

Representing Limited Partnership Interests

(Liquidation Preference $10.00 per Series A-1 Preferred Unit)

This document supplements the prospectus dated April 15, 2022 relating to the registration of the offering of our Series A-1 Preferred Units, liquidation preference $10.00 per preferred unit (the “Series A-1 Preferred Units”) under our Registration Statement on Form S-4 (SEC Registration No. 333-255475). This prospectus supplement is incorporated by reference into the prospectus.

This prospectus supplement relates to 700,000 Series A-1 Preferred Units issued by us in exchange for outstanding Series A Preferred Units held of record by Pacific Premier Bank (the “Investor”).

Pursuant to the Exchange Agreement we entered into with the Investor dated as of February 15, 2023 (the “Agreement”), the Investor exchanged 700,000 of our Series A Preferred Units, liquidation preference $10.00 per preferred unit (the “Existing Securities”), representing limited partnership interests of America First Multifamily Investors, L.P. (the “Partnership”) which were held of record by the Investor, for 700,000 Series A-1 Preferred Units (the “Exchange Securities”). The Series A-1 Preferred Units issued in the exchange transaction were valued at a price per unit of $10.00. The exchange transaction closed on February 15, 2023 (the “Closing Date”). Upon the issuance of the Exchange Securities in accordance with the Agreement, all of the Investor’s rights under the Existing Securities were extinguished, and the Investor now holds all of the rights and preferences, and is subject to all of the obligations, limitations, and restrictions under the terms and conditions of the Series A-1 Preferred Units.

The Agreement contains customary representations and warranties made by the Partnership with respect to matters such as organization, good standing, and qualification, authorization, valid issuance of securities, no consents, waivers, or conflicts, absence of proceedings, and validity and enforcement. The Agreement also contains customary representations and warranties made by the Investor with respect to matters such as investor information, investment intent, liquidity, no governmental approvals, availability of information, independent evaluation of exchange, sophistication of investor, no public market for securities, organization and authority and investor status, tax consequences of investment, anti-money laundering provisions, and no resale registration rights.

The general purpose of the exchange transaction is to provide the Investor the opportunity to make a new investment decision in connection with its interests in the Partnership by exchanging its Existing Securities for newly issued Series A-1 Preferred Units, without prompting a redemption of the Investor’s Existing Securities in accordance with their terms. Under the terms of the Existing Securities, upon the sixth anniversary of the closing of the sale of the Existing Securities to the Investor, and upon each anniversary thereafter, the Investor had the right to redeem, in whole or in part, the Existing Securities at a per unit redemption price equal to $10.00 per unit plus an amount equal to all declared and unpaid distributions. In this regard, upon the closing of this exchange transaction, the Existing Securities were canceled, and the Investor now has a new right to redeem its Series A-1 Preferred Units upon the sixth anniversary of the Closing Date.

Investing in our Series A-1 Preferred Units involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider the information under the heading “Risk Factors” beginning on page 21 of the prospectus dated April 15, 2022, and contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein, in determining whether to accept our Series A-1 Preferred Units in connection with the acquisition of your securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 15, 2023.